Exhibit 99.13

VILLAGE FARMS INTERNATIONAL REPORTS YEAR END 2017 FINANCIAL RESULTS AND ANNOUNCES PLAN TO INCREASE PURE SUNFARMS’ 2019 PRODUCTION BY UP TO 30%

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES/

– Pure Sunfarms to Pursue Accelerated Production Ramp Up Plan for 1.1 Million Ft2 Delta 3 Greenhouse Following Receipt

of Cultivation License –

– Produce Business Delivers Seventh Quarter of Lower Cost Per Pound at Company Facilities in Last Eight Quarters –

VANCOUVER, April 2, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced its financial results for the fourth quarter and 12-month periods ended December 31, 2017.

(All amounts in U.S. Dollars unless otherwise indicated.)

Highlights for the Year Ended December 31, 2017

(All comparable figures are for the year ended December 31, 2016)

•	Sales increased 2% to US$158.4 million from US$155.5 million;

•	Net income was US$3.8 million, or US$0.10 per share, compared with a net loss of (US$2.0) million, or (US$0.05) per share;

•	EBITDA decreased (22%) to US$7.4 million from US$9.4 million;

•

The Company’s newest exclusive tomato variety, Lorabella BlossomTM, won a Produce Business Innovation Award at the New York Produce Show and was selected as one of three finalists for the Gateway Innovation Award at the Viva Fresh Expo in San Antonio; and,

•

Successfully completed a “bought deal” short form prospectus offering of 2,500,000 common shares in the capital of the Company at an issue price of CA$5.40 per common share for aggregate gross proceeds of CA$13,500,000, a portion of the proceeds of which were used to repay a portion of the Company’s term loan with a Canadian creditor, which enabled the Company to remove its 1.1 million ft2 Delta 2 greenhouse facility as collateral against such term loan.

Cannabis Joint Venture (Pure Sunfarms) Update:

•

Health Canada issued a cultivation license under Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”) for Pure Sunfarms’ 1.1 million ft2 Delta 3 greenhouse operation located in Delta, BC, which is conservatively projected to produce 75,000 kg of quality cannabis annually at full production;

•

Following receipt of the cultivation license for the Delta 3 greenhouse, Pure Sunfarms immediately transferred existing starter plants to the greenhouse and initiated the ACMPR sales license application process;

•

Conversion of the first 250,000 ft2 section of the 1.1 million ft2 Delta 3 greenhouse to cannabis production is substantially complete and senior growing, financial, human resources and operational personnel, including the established team transferred from Village Farms, are in place for production ramp-up; and,

•

Conversion of the remainder of the 1.1 million ft2 Delta 3 greenhouse is underway and on schedule, and Pure Sunfarms is pursuing a strategy to potentially accelerate the production ramp-up through the use of short-term, rental generation equipment to provide incremental electricity to power the supplemental lighting to increase production output during the 2018/2019 winter months when there is insufficient natural sunlight available and prior to the installation of the approved additional 24MW from the local utility. Successful execution of this plan is expected to increase Pure Sunfarms’ production target for 2019 by up to 30% over the current target of approximately 35,000 to 40,000 kg of dried cannabis.

“Since announcing our entry into the Canadian cannabis industry last June, the Pure Sunfarms joint venture has consistently executed on all facets of its plan, culminating with Health Canada’s issuance of the cultivation license for Pure Sunfarms’ 1.1 million ft2 Delta 3 greenhouse earlier this month,” said Michael DeGiglio, CEO, Village Farms. “Village Farms is always focused on maximizing the return from our assets and, with conversion of the first quadrant of the Delta 3 greenhouse nearing completion, Village Farms has modelled and proposed a strategy to significantly and accretively accelerate the production ramp-up plan for Delta 3, which Pure Sunfarms is now pursuing.”

Mr. DeGiglio added, “With the benefit of Village Farms’ 30-year track record as a proven large-scale, low-cost greenhouse operator, Pure Sunfarms is uniquely positioned to be a leading supplier of quality cannabis products to wholesalers, distributors and private and government retailers across Canada and internationally, with the goal to be the low-cost Canadian producer. Pure Sunfarms’ vision is to be a vertically integrated supplier and is additionally now focused on senior management hires and development of distribution and marketing strategies to this end.”

“I am immensely proud of the considerable contribution that many experienced personnel throughout Village Farms have to made to Pure Sunfarms, while continuing to drive the success of our incumbent produce business. Amidst continuing competition from low-priced, Mexican-grown commodity product, Village Farms remains a vertically integrated supplier of choice to the leading retailers in the U.S. and Canada, with exclusive, premium varieties, including our award-winning Lorabella BlossomTM tomato, and an outstanding reputation for quality and safety. We are actively expanding our supply relationships throughout North America to increase our market share and drive revenue growth. Importantly, our ingrained culture of low-cost production enabled us to lower our cost per pound at Village Farms’ facilities for the seventh quarter in the last eight quarters.

Financial Summary

(in thousands of U.S. Dollars unless otherwise indicated)

Consolidated Financial Performance

(In thousands of U.S. dollars, except per Share amounts)

	For the three months ended December 31,		For the 12 months ended December 31,
	2017	2016	2017	2016
Sales	$36,864	$37,308	$158,406	$155,502
Cost of sales	(31,908)	(31,891)	(144,433)	(140,778)
Selling, general and administrative expenses	(4,019)	(3,848)	(13,894)	(13,525)
Stock compensation expense	(959)	(46)	(1,519)	(195)
Change in biological asset (1)	1,082	(157)	265	(1,501)
Loss from operations	1,060	1,366	(1,175)	(497)
Interest expense, net	(679)	(610)	2,695	2,514
Other income (expense)	(81)	16	72	(64)
Share of loss from joint venture	(35)	—	(255)	—
Gain (loss) on disposal of assets	(551)	—	(8,013)	12
Provision for (recovery of) income taxes	321	287	138	(1,104)
Net income (loss)	(607)	453	3,822	(1,983)
EBITDA (2)	2,591	3,501	$7,363	$9,385
Income (Loss) per share/ basic	($0.02)	$0.01	$0.10	($0.05)
Income (Loss) per share/ diluted	($0.02)	$0.01	$0.10	($0.05)

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements for the year ended December 31, 2017.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Year End 2017 Operational Discussion:

(in thousands of U.S. Dollars unless otherwise indicated)

Net Sales

Net sales for the year ended December 31, 2017 increased $2,904, or 2%, to $158,406 compared to $155,502 for the year ended December 31, 2016. The increase in net sales is due to an increase in supply partner revenues over the comparable period in 2016, an increase of 4% in the Company’s product volume, partially offset by a decrease in the net average selling price for tomatoes of

(1%) for the year ended December 31, 2017 versus the year ended December 31, 2016. Pepper prices decreased (9%) and pounds sold increased 10% over the comparable period in 2016 and cucumber prices decreased (3%) and pieces decreased (2%) for the year ended December 31, 2017 over the comparable period in 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2017 increased ($3,655), or (3%), to $144,433 from $140,778 for the year ended December 31, 2016. The increase is due to the increase in supply partner cost of sales of 4%, additional freight cost due to 6% more produce being shipped and higher costs from the Company’s facilities due to 4% more production volume. The cost at the Company’s facilities decreased by (3%) on a per-pound basis versus the same period in 2016.

Change in Biological Asset

The net change in fair value of biological asset for the year ended December 31, 2017 increased $1,766 to $265 from ($1,501) for the year ended December 31, 2016. The increase is due to a lower beginning value on January 1, 2017 versus January 1, 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2017 increased ($369), or (3%), to $13,894 from $13,525 for the year ended December 31, 2016. The increase is due to higher sales and marketing costs associated with the increase in supply partner revenues.

Stock Compensation Expense

Stock compensation expense for the year ended December 31, 2017 was $1,519, up from $195 for the year ended December 31, 2016, due to the issuance of restricted stock units during the year ended December 31, 2017. The stock compensation consists of stock grants to Company employees and directors related to the cannabis joint venture.

Loss from Operations

Loss from operations for the year ended December 31, 2017 is ($1,175), which was an increased loss of ($678) from a loss of ($497) for the year ended December 31, 2016. The decrease in operating results is due to an increase in cost of sales and stock compensation expenses, partially offset by an increase in sales and an increase in the change in biological asset.

Interest Expense, net

Interest expense, net, for the year ended December 31, 2017 increased ($181) to $2,695 from $2,514 for the year ended December 31, 2016. The increase is due to an increase in the Company’s long-term debt borrowing rate.

Share of (loss) from Joint Venture

The Company’s share of the loss for the year ended December 31, 2017 is ($255), consisting primarily of travel and organizational costs.

Provision for (Recovery of) Income Taxes

Income tax provision for the year ended December 31, 2017 was $138 compared to a recovery of ($1,104) for the year ended December 31, 2016. The income tax expense increase is due to a change in the United States future tax rate that caused a reduction in the tax asset value in the United States.

Gain (loss) on Disposal of Assets

For the year ended December 31, 2017, the Company recognized a gain of $8,013 on the contribution of rights to one of the Company’s Delta greenhouse facilities and land to Pure Sunfarms in exchange for a 50% equity stake in Pure Sunfarms. For the year ended December 31, 2016, the Company had a loss of ($12).

Net Income (Loss)

Net Income (loss) for the year ended December 31, 2017 improved by $5,805 to a net income of $3,822 from a net loss of ($1,983) for the year ended December 31, 2016. The increase is a result of a gain on assets partially offset by the decrease in income from operations, and an increase in the provision for income taxes.

EBITDA

EBITDA for the year ended December 31, 2017 decreased by ($2,022) to $7,363 from $9,385 for the year ended December 31, 2016, primarily due to a decrease in the selling price of the Company’s produce products. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA”.

Fourth Quarter 2017 Operational Discussion:

(in thousands of U.S. Dollars unless otherwise indicated)

Sales

Sales for the three months ended December 31, 2017 decreased by ($444), or (1%), to $36,864 from $37,308 for the three months ended December 31, 2016. The decrease in sales is primarily due to a decrease in the Company’s supply partner product volume which was partially offset by an increase in the Company’s facilities production volume of 3%. The decrease in supply partner product volume is due to the transition from one primary Mexican supply partner to a new primary Mexican supply partner who is in the process of expanding its operations.

The average selling price for tomatoes remained flat for the three months ended December 31, 2017 versus the three months ended December 31, 2016. Cucumber pricing increased by 9% and pepper pricing decreased by (3%) in the fourth quarter of 2017 versus the comparable quarter in 2016.

Cost of Sales

Cost of sales for the three months ended December 31, 2017 was essentially flat at $31,908 from $31,891 for the three months ended December 31, 2016. The Company lowered its cost per pound at its facilities during the quarter by 2% versus the same quarter in 2016. The decrease was due to an increase in the lower cost non-specialty tomato varieties.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $171, or (4%), to $4,019 for three months ended December 31, 2017 from $3,848 for the three months ended December 31, 2016. The increase is due to higher sales and marketing costs.

Stock Compensation Expense

Stock compensation expense for the three months ended December 31, 2017 was $959 from $46 for the three months ended December 31, 2016. The increase was related to stock grants in the fourth quarter of 2017 to executive officers related to the creation of the cannabis joint venture.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended December 31, 2017 increased by $1,239 to $1,082 from ($157) for the three months ended December 31, 2016. The increase is due to a lower starting biological asset value at October 1, 2017 versus October 1, 2016. The fair value of the biological asset as at December 31, 2017 was $4,405 as compared to $4,446 as at December 31, 2016 due to lower production, offset by higher selling price in January 2018 versus January 2017.

Income from Operations

Income from operations for the three months ended December 31, 2017 decreased ($306) to $1,060 from $1,366 for the three months ended December 31, 2016. The decrease is due to an increase in stock compensation expense, an increase in selling, general and administrative expenses offset by a higher net change in fair value of the biological asset for three months ended December 31, 2017 versus the three months ended December 31, 2016.

Interest Expense, net

Interest expense, net, for the three months ended December 31, 2017 increased by $69, to $679 from $610 for the three months ended December 31, 2016.

Share of (loss) from Joint Venture

The Company’s share of the loss for the three months ended December 31, 2017 is ($35), consisting primarily of travel expenses.

Provision for Income Taxes

Income tax provision for the three month period ended December 31, 2017 was $321 compared to $287 for the three month period ended December 31, 2016. The income tax provision increased due to a change in the United States future tax rate that caused a reduction in the tax asset value in the United States.

Net (loss) Income

Net income for the three months ended December 31, 2017 decreased by ($1,060) to a net loss of ($607) from net income of $453 for the three months ended December 31, 2016 as a result of lower income from operations and a loss on sale of assets of ($551) due to a year-end adjustment related to the contribution of rights to the joint venture.

EBITDA

EBITDA for the three months ended December 31, 2017 decreased by ($910), or (26%), to $2,591 from $3,501 for the three months ended December 31, 2016, primarily as a result of a decrease in sales, a small loss from the joint venture and an increase in sales and administrative costs. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA”.

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, share of loss from joint venture, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income (loss) to EBITDA, as presented by the Company:

	For the three months ended December 31,		For the 12 months ended December 31,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Net income (loss)	($607)	$453	$3,822	($1,983)
Add:
Amortization	1,833	1,917	7,587	8,164
Foreign currency exchange loss (gain)	31	31	(26)	86
Interest expense	679	610	2,695	2,514
Income taxes (recovery)	321	287	138	(1,104)
Stock based compensation	959	46	1,519	195
Change in biological asset	(1,082)	157	(265)	1,501
Share of loss from joint venture	35	—	255	—
Share of (loss) from joint venture not reelat related to taxes	(129)	—	(348)
(Gain) Loss on disposal of assets	551	—	(8,013)	12

EBITDA	$2,591	$3,501	$7,363	$9,385

Conference Call

Village Farms’ management team will host a conference call today, Monday, April 2, 2018, at 11:00 a.m. ET (8:00 a.m. PT) to discuss its annual 2017 financial results and provide an update on Pure Sunfarms. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2p3jsyq.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 8267239 followed by the pound key. The telephone replay will be available until Monday, April 9, 2018 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario and Mexico.

Cautionary Language

Certain statements contained in this press release form constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, that recreational cannabis consumption will be approved by the Canadian government during 2018 and that the Canadian capital markets will provide the Company with access to equity and/or debt on reasonable terms when required.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Village Farms International, Inc.

Consolidated Statements of Financial Position

(In thousands of United States dollars)

	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$7,091	$5,373
Trade receivables	11,259	10,187
Other receivables	1,982	263
Inventories	17,309	16,108
Income taxes receivable	246	246
Prepaid expenses and deposits	564	676
Biological asset	4,405	4,446

Total current assets	42,856	37,299

Non-current assets
Property, plant and equipment	81,754	96,135
Investment in joint venture	15,727	—
Other assets	2,004	1,531

Total assets	$142,341	$134,965

LIABILITIES
Current liabilities
Trade payables	$12,952	$12,711
Accrued liabilities	3,793	3,586
Income taxes payable	—	—
Current maturities of long-term debt	2,620	3,291
Current maturities of capital lease obligations	72	33

Total current liabilities	19,437	19,621

Non-current liabilities
Long-term debt	35,760	41,929
Long-term maturities of capital lease obligations	179	87
Deferred tax liability	4,825	4,987
Deferred compensation	1,097	954

Total liabilities	61,298	67,578

SHAREHOLDERS’ EQUITY
Share capital	36,115	24,954
Contributed surplus	1,726	1,392
Revaluation surplus	4,321	6,132
Accumulated other comprehensive loss	(391)	(541)
Retained earnings	39,272	35,450

Total shareholders’ equity	81,043	67,387

Total liabilities and shareholders’ equity	$142,341	$134,965

Village Farms International, Inc.

Consolidated Statements of Income (Loss) and Comprehensive Income

For the Years Ended and Three Months Ended

(In thousands of United States dollars, except per share data)

	Years Ended December 31,		Three Months Ended December 31,
	2017	2016	2017	2016
Sales	$158,406	$155,502	$36,864	$37,308
Cost of sales	(144,433)	(140,778)	(31,908)	(31,891)
Change in biological asset	265	(1,501)	1,082	(157)
Selling, general and administrative expenses	(13,894)	(13,525)	(4,019)	(3,848)
Stock compensation expense	(1,519)	(195)	(959)	(46)

(Loss) income from operations	(1,175)	(497)	1,060	1,366
Interest expense	2,695	2,514	679	610
Foreign exchange (gain) loss	(26)	86	31	31
Other income	(46)	(22)	50	(15)
Share of loss from joint venture	255	—	35	—
(Gain) loss on sale of assets	(8,013)	12	551	—

Income (loss) before income taxes	3,960	(3,087)	(286)	740
Provision for (recovery of) income taxes	138	(1,104)	321	287

Net income (loss)	$3,822	$(1,983)	$(607)	$453

Basic income (loss) per share	$0.10	$(0.05)	$(0.02)	$0.01

Diluted income (loss) per share	$0.10	$(0.05)	$(0.02)	$0.01

Other comprehensive income:
Foreign currency translation adjustment	150	61	12	(43)
Gain on revaluation of land, net of tax	(1,811)	6,132	—	6,132

Comprehensive income (loss)	$2,161	$4,210	$(595)	$6,542

Village Farms International, Inc.

Consolidated Statements of Cash Flows

For the Years Ended and Three Months Ended

(In thousands of United States dollars)

	Years Ended December 31,		Three Months Ended December 31,
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss)	$3,822	$(1,983)	$(607)	$453
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,586	8,164	1,833	1,917
Amortization of deferred charges	73	120	19	(41)
Loss on sale of assets	(8,013)	12	551	—
Share of loss from joint venture	255	—	35	—
Interest paid	2,614	2,351	658	643
Share-based compensation	1,519	195	959	46
Deferred income taxes	109	(1,261)	694	411
Change in biological asset	(265)	1,501	(1,082)	157
Changes in non-cash working capital items	(4,417)	(433)	(1,192)	1,766

Net cash provided by operating activities	3,283	8,666	1,868	5,352

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,696)	(2,193)	(525)	(708)

Net cash used in investing activities	(1,696)	(2,193)	(525)	(708)

Cash flows from financing activities:
Proceeds from borrowings	7,306	4,000	193	—
Repayments on borrowings	(14,320)	(7,718)	(7,832)	(3,797)
Interest paid on long-term debt	(2,614)	(2,351)	(658)	(643)
Proceeds from issuance of common stock pursuant to public offering, net	9,769	—	9,769	—
Proceeds from exercise of stock options	59	51	33	27
Payments on capital lease obligations	(59)	(41)	(19)	(13)

Net cash provided by (used in) financing activities	141	(6,059)	1,486	(4,426)

Effect of exchange rate changes on cash and cash equivalents	(10)	2	(23)	(4)

Net increase in cash and cash equivalents	1,718	416	2,806	214
Cash and cash equivalents, beginning of year	5,373	4,957	4,285	5,159

Cash and cash equivalents, end of year	$7,091	$5,373	$7,091	$5,373

Supplemental cash flow information:
Income taxes (refunded) paid	$(25)	$1,082	$(61)	$(140)

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$190	$126	$—	$—

Purchases of capital expenditures by use of accounts payable	$—	$385	$—	$132

Issuance of warrants	$148	$—	$—	$—

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/02/c6025.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 02-APR-18